UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2018 (Report No. 2)

Commission File Number: 000-51694

Perion Network Ltd.
(Translation of registrant's name into English)

1 Azrieli Center, Building A, 4th Floor
26 HaRokmim Street, Holon, Israel 5885849
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

EXPLANATORY NOTE

On May 14, 2018, Perion Network Ltd. (the “Registrant” or “Perion”) issued a press release titled “Perion Announces Eyal Kaplan as Chairman of the Board of Directors”. A copy of this press release is furnished as Exhibit 99.1 herewith.

In addition, Mr. Doron Gerstel, Perion’s Chief Executive Officer, was also appointed to Perion’s board of directors effective as of May 9, 2018.

This report on Form 6-K is incorporated by reference into the Registrant's registration statements on Form F-3 (File Nos. 333-208785 and 333-195794) and Form S-8 (File Nos. 333-208278, 333-203641, 333-193145, 333-192376, 333-188714, 333-171781, 333-152010, 333-133968 and 333-216494).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERION NETWORK LTD.

By:	/s/ Maoz Sigron
Name: Maoz Sigron
Title: Chief Financial Officer

Date: May 14, 2018

Perion Announces Eyal Kaplan as Chairman of the Board of Directors

Experienced Director and Technology Executive Brings Proven Corporate Strategy
 and Capital Markets Expertise to Board

TEL AVIV, Israel & NEW YORK – May 14, 2018 – Perion Network Ltd. (NASDAQ: PERI), a global innovator in delivering digital marketing solutions for brands that are relentlessly focused on their consumer experience, announced today that Mr. Eyal Kaplan has been appointed as the new Perion Chairman of the Board, effective as of May 9, 2018.

Mr. Kaplan is the Chairman of Expand Investments, an advisory and consulting firm focusing on growth-through-innovation and corporate strategies. Prior to that, he was Managing General Partner with Walden Israel, a venture capital firm, during which time he was Director and Chairman of numerous portfolio companies. In 1990 he co-founded Geotek Communications, an international wireless communications company, and served as senior vice president with broad strategic, managerial and operational responsibilities until 1995.

Doron Gerstel, Perion’s Chief Executive Officer commented, “Eyal is an accomplished technology executive, entrepreneur, corporate advisor and director with an exceptional background and more than two decades of experience with both private and public companies. I am confident his long history of exceptional leadership and success advising on growth strategies will add tremendous value to our board.”

Mr. Kaplan has been a member of the Technion (Israel Institute of Technology) Council (executive board) since January 2014, where he chairs the Finance Committee and is a member of the Endowment Investment Committee. Since 2012 he has been a member of the Technion Board of Governors, a body of some 300 high-profile visionaries and decision makers with outstanding achievements in the fields of science, technology, economy, industry, culture and society. From 2007 to 2012, Kaplan was a member of the Advisory Committee of Caesarea Center for Capital Markets & Risk Management, and from 2005 to 2014, he was a member of the Advisory Committee of the Global Consulting Practicum at the Wharton School of the University of Pennsylvania.

Mr. Kaplan holds an MBA from the Wharton School of the University of Pennsylvania, a Master of Arts in International Studies from the Lauder Institute of the University of Pennsylvania, and a Bachelor of Science degree (with Honors) in economics and management from the Technion - Israel Institute of Technology.

“I am excited to join the board of Perion as Chairman and apply my technology and advisory experience to advance its turnaround strategy and assist in strengthening its position in the industry,” commented Kaplan. “I am eager to apply my years of experience as an investor, director and advisor to work closely with Doron and the rest of the team to help guide Perion and provide corporate oversight of the company’s strategy and operations.”

About Perion Network Ltd.

Perion is a global technology company that delivers advertising solutions to brands and publishers. Perion is committed to providing data-driven execution, from high-impact ad formats to branded search and a unified social and mobile programmatic platform. More information about Perion may be found at www.perion.com, and follow Perion on Twitter @perionnetwork.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2017 filed with the SEC on March 27, 2018. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Investor relations
Hila Valdman
+972 (73) 398-1000
Investors@perion.com

Source: Perion Network Ltd.